(713) 860-7352

willburns@paulhastings.com

March 24, 2023

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Joanna Lam
Mr. Raj Rajan Mr. John Coleman Ms. Anuja A. Majmudar Ms. Irene Barberena-Meissner

Re:	Metals Acquisition Limited Registration Statement on Form F-4 Filed December 23, 2022 File No. 333-269007

Ladies and Gentlemen:

On behalf of our client, Metals Acquisition Limited (the “Company”), we are submitting this letter in response to the comments of the staff of the Division of Corporate Finance (the “Staff’) of the Securities and Exchange Commission (the “Commission”), conveyed by the letter dated January 19, 2023 (the “Comment Letter”), with respect to the above-referenced Registration Statement on Form F-4 (the “Registration Statement”). Concurrently with the submission of this response letter, the Company is filing its first amendment to the Registration Statement (“Amendment No. 1”) via EDGAR.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comment in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response. In the responses below, page number references are to Amendment No. 1.

Paul Hastings LLP | 600 Travis Street, Fifty-Eighth Floor | Houston, TX 77002

t: +1. 713.860.7300 | www.paulhastings.com

March 24, 2023

Questions and Answers About the Business Combination

What are the material differences, if any, in the terms and price of securities issued at the time of the IPO as compared to..., page 17

1.	We note your intent to raise approximately $126 million in the PIPE Financing as well as up to $40 million in other equity issuances and that the shares to be issued are expected to be “substantially similar” to those issued in the IPO. Please update your disclosures to highlight material differences in the terms and price of securities issued at the time of the IPO compared to the private placements contemplated at the time of the business combination. In this regard, we note that the IPO consisted of units that included one ordinary share and one-third of one redeemable warrant at an offering price of $10.00 per unit but the private placements do not contemplate the issuance of warrants. Accordingly, disclose the price of the shares to be issued in connection with the private placements and if MAC’s sponsors, directors, officers or their affiliates will participate in the PIPE Financing. In addition, when disclosing the percentage to be held by the PIPE Investors throughout your filing, please clarify whether it assumes you will raise the full US$126 million in the PIPE Financing.

Response: The Company acknowledges the Staff’s comments and has revised Amendment No. 1 on page 17 to clarify that the shares to be issued in the PIPE Financing are to be identical to the New MAC Ordinary Shares issued in the merger (other than that they will not include warrants, as did the shares that were issued in the IPO) and on pages 16, 30, 35 and elsewhere to clarify the participation by certain of MAC’s officers and that the percentage to be held by the PIPE Investors assumes the full amount of US$126 million of PIPE Financing is raised.

Q: If I hold MAC Warrants, can I exercise redemption rights with respect to my warrants? page 22

2.	Please clarify whether public shareholders that redeem their shares will be able to retain their warrants. To the extent they will be able to retain their warrants, please quantify the value of the warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material results risks.

Response: The Company acknowledges the Staff’s comment and has revised Amendment No. 1 on page 22 accordingly.

March 24, 2023

Summary of the Proxy Statement/Prospectus

Organizational Structure, page 2

3.	Please revise your diagram depicting the organizational structure of New MAC and its subsidiaries immediately after the consummation of your business combination to disclose the ownership interests held by the initial shareholders, including sponsor, Green Mountain Metals LLC, and MAC’s directors and officers, PIPE Investors, Glencore, and public shareholders.

Response: The Company acknowledges the Staff’s comment and has revised Amendment No. 1 on page 29 to disclose the ownership interests held by the initial shareholders, including sponsor, Green Mountain Metals LLC, and MAC’s directors and officers, PIPE Investors, Glencore, and public shareholders.

Summary of Proxy Statement/prospectus

Ownership of New MAC Upon Completion of the Business Combination, page 34

4.	Please revise to expand your disclosures to include also share ownership in New MAC under the scenario 100% redemptions by public shareholders, funding the purchase consideration and the potential impact on the business combination and related transactions.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that under the Company’s planned financing for the purchase consideration, the Company would not be able to fund the consideration for the transaction under a 100% redemption scenario (and, in fact, the 50% redemption scenario represents the maximum amount of redemptions that could occur under which the Company believes it would be able to close the transaction). Accordingly, the Company requests the Staff’s concurrence with its position that presenting a 100% redemption scenario would not provide investors with any additional meaningful information. In addition, the Company has revised Amendment No. 1 on pages 15, 34 and other places where corresponding disclosure appears.

Interests of MAC’s Directors and Officers in the Business Combination, page 40

5.	We note your amended and restated memorandum and articles of association waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.

Response: The Company acknowledges the Staff’s comment and has revised Amendment No. 1 on pages 19, 40, 72 and 126 to address the waiver and its impact on the search for an acquisition target.

March 24, 2023

Risk Factors

Risks Relating to MAC and the Business Combination

The Sponsor and MAC’s directors, officers, advisors and their affiliates may elect to purchase public shares or public warrants..., page 82

6.	We note the disclosure that the Sponsor and MAC’s directors, officers, advisors or their affiliates, may purchase public shares in privately negotiated transactions or in the open market prior to the extraordinary meeting, although they are under no obligation to do so. You further state that the purpose of the share purchases “could be to vote such shares in favor of the Business Combination.” Please provide your analysis on how such purchases comply with Rule 14e-5.

Response: The Company respectfully acknowledges the Staff’s comments and advises the Staff that none of the Sponsor or MAC’s directors, officers, advisors or their affiliates will purchase any public shares prior to the closing of the Business Combination. Certain of MAC’s officers have expressed an interest in participating in the PIPE Financing, but any shares issued in connection therewith would not have an impact on the vote for the Business Combination because they would not be issued until closing. Accordingly, the Company has deleted the risk factor in question but acknowledges that to the extent any purchases of public shares are made by such persons, they must comply with the requirements set out in Compliance and Disclosure Interpretation (“C&DI”) Question 166.01 related to the list of parameters under which the Staff would permit any such applicable purchases of SPAC securities by the SPAC sponsor or its affiliates outside of the redemption offer.

The Business Combination Proposal

Background of the Business Combination, page 102

7.	We note your disclosure that MAC had carried out due diligence on additional Glencore assets that included the CSA Mine which you refer to as the Alternative Asset Package. You further disclose that on November 19, 2021, you submitted a non-binding proposal for the Alternative Asset Package and Phase 1 offer for the CSA Mine. However, your disclosure in this section appears to focus almost exclusively on the offer for the CSA Mine. Please expand your discussion to describe the evaluation of the Alternative Asset Package.

Response: The Company acknowledges the Staff’s comment and has revised Amendment No. 1 beginning on page 106 to expand the discussion around the evaluation of the Alternative Asset Package.

March 24, 2023

8.	You disclose that on November 19, 2021, MAC submitted an offer comprised of $900 million payable in cash on a cash-free, debt-free basis with a normalized level of working capital. Please revise your disclosure to summarize the basis for this offer including any analyses that were utilized to determine this initial valuation.

Response: The Company acknowledges the Staff’s comment and has revised Amendment No. 1 on page 107 to summarize the basis for the offer.

9.	Please expand the disclosure in this section to include a more detailed description of the negotiations surrounding the material terms of the business combination agreement and related transactions. In this regard, we note your disclosure that on January 5, 2022, SPB and MAC sent a list of key comments on the Share Sale Agreement to Glencore’s advisors to be shared with Glencore’s Australian legal counsel, King & Wood Mallesons (“KWM”), and on January 11, 2022, Glencore’s advisors provided written responses from KWM to each of the issues raised. We further note your disclosure that one of the key work streams over the final two weeks of negotiation related to negotiations on the Offtake Agreement, as it represented a key commercial contract for the transaction. Your revised disclosure should ensure that investors are able to understand how the terms of the business combination evolved during negotiations and why MAC’s board approved the initial business combination with CMPL and determined the business combination advisable and fair to, and in the best interests of, MAC and its shareholders. To the extent that certain terms were deemed not subject to negotiation, please disclose this fact.

Response: The Company acknowledges the Staff’s comment and has revised Amendment No. 1 beginning on page 108 to include a more detailed description of the negotiations surrounding the material terms of the business combination agreement and related transactions, including specifically with respect to the Offtake Agreement beginning on page 110.

10.	We note that representatives or members of management of MAC and Glencore participated in meetings and discussions from December 2021 through November 2022 to discuss the potential business combination. Revise to clearly identify the representatives or members of management who participated in the referenced meetings and discussions. As examples, we note your general references to “management,” “senior executives,” and “representatives” of MAC and Glencore’s management teams, and to “MAC” and “Glencore.”

Response: The Company acknowledges the Staff’s comment and has revised Amendment No. 1 beginning on page 108 to clarify which individuals participated in the referenced meetings and discussions.

March 24, 2023

11.	You disclose on page 113 that the MAC Board considered that MAC is acquiring CMPL at a valuation of approximately 4.8x 2022 projected EBITDA, versus a peer group consisting of eleven other copper and base metal producers that were trading in a range of 3.7x to 9.6x 2022 projected EBITDA, with the lower multiple peers having assets in less favorable jurisdictions than the CSA Mine. You also disclose the MAC Board looked at price as a multiple of NAV in precedent transactions and believes that the proposed acquisition sits toward the lower end of the spectrum when compared to comparable transactions. Please expand your disclosure to summarize the financial information relating to the peer group and precedent transactions reviewed by the MAC Board, including the multiples reviewed and how they were extrapolated. Please consider including this information in charts. Explain how this data was applied to determine CMPL’s enterprise value. In addition, disclose the criteria used to select the comparable companies and comparable transactions. We note some of this disclosure appears provided on page 115.

Response: The Company acknowledges the Staff’s comment and has revised Amendment No. 1 on pages 119, 121, 122, 123 and 124 to provide additional disclosure summarizing the financial and other information relating to the peer group and precedent transactions.

12.	We note your disclosure on page 121 stating that MAC retained Citi as a capital markets advisor and financial advisor to assist with the Business Combination. Please revise your disclosure here to describe the role of Citi after the completion of MAC’s initial public offering.

Response: The Company acknowledges the Staff’s comment and has revised Amendment No. 1 on page 128 to describe the role of Citi after the completion of MAC’s initial public offering.

Certain Unaudited Prospective Financial Information, page 116

13.	We note your disclosure regarding the financial projections prepared by MAC’s management based on information provided by CMPL. Expand your assumptions to provide additional details that support the projected consistent revenue growth through the year ended December 31, 2024, followed by a steady decline through the year ended December 31, 2026. Quantify these assumptions as appropriate, and describe the factors or contingencies considered that would affect the projected growth ultimately materializing.

Response: The Company acknowledges the Staff’s comment and has revised Amendment No. 1 on page 123 to provide additional disclosure around assumptions to support the revenue projections.

March 24, 2023

Certain Agreements Related to the Business Combination, page 137

14.	Please file all binding documentation, including binding term sheets and commitment letters, for each of the following agreements:

•	Syndicated facility agreement with the Senior Lenders and other parties (“SFA”) to provide a senior syndicate loan facility to MAC-Sub;

•	Mezz Facility agreement for loan facility to be made available to MAC-Sub (the “Mezz Facility”);

•	Silver Stream Agreement;

•	Redemptions Backstop Facility; and

•	Subscription Agreement for Osisko equity investment.

Please also file forms of these agreements and related security agreements when available.

Response: The Company acknowledges the Staff’s comment and has revised Amendment No. 1 to include the requested binding documentation, including binding term sheets and committeemen letters, as well as the final execution versions of the SFA, Mezz Facility, Redemptions Backstop Facility and Silver Stream, including the subscription agreements with Sprott and Osisko, which the parties thereto executed on February 28, 2023, March 10, 2023, and March 20, 2023, respectively. Once definitive documentation of the remaining agreements has been executed, the Company will file those agreements in a subsequent amendment.

With respect to the security agreements, the Company respectfully submits that each of the security agreements are agreements made in the ordinary course of business. Under Item 601(b)(10)(ii) of Regulation S-K, a contract is made in the ordinary course of business “if the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries” and is not required to be filed unless the contract falls under certain enumerated exceptions. While New MAC will rely on the financing that the financing agreements provide, the security agreements themselves are just technical documents to effectuate the security position that is described in the financing agreements. As such, MAC respectfully submits that such security agreements do not meet the definition of a material contract under the applicable provisions of Regulation S-K and therefore are not required to be filed at this time.

March 24, 2023

Certain Agreements Related to the Business Combination Amended and Restated Registration Rights Agreement, page 142

15.	We note that you will enter in an Amended and Restated Registration Rights Agreement which will require New MAC to register the resale under the Securities Act shares of your common stock held by the parties to the agreement. Please revise to disclose the amount of shares of common stock which will be subject to this registration rights agreement.

Response: The Company acknowledges the Staff’s comment and has revised Amendment No. 1 on page 150 to disclose the amounts and types of securities subject to registration rights.

Unaudited Pro Forma Condensed Combined Financial Information Introduction, page 163

16.	We note that the unaudited pro forma condensed combined financial information have been derived from the historical unaudited financial statements of Metals Acquisition Corp for the six months ended June 30, 2022. To enhance an investor’s understanding, please revise to include the financial statements of Metals Acquisition Corp for the six months ended June 30, 2022.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it does not believe it has not included the financial statements of Metals Acquisition Corp for the six months ended June 30, 2022 because the audited financial statements for the year ended December 31, 2022 are now available and thus the unaudited pro forma condensed combined financial information have been updated in Amendment No. 1 based on such audited financials. As a result, the Company advises the Staff that it has revised the F-pages in Amendment No. 1 to include the audited financial statements for the year ended December 31, 2022.

Note 2 Basis of Presentation, page 169

17.	We note you disclosed on page 170 that Metals Acquisition Corp (“MAC”) has considered two redemption scenarios. However, you presented pro forma condensed combined financial information under a 50% redemption scenario only. Please address the following:

•	Please revise your disclosures to include a scenario 100% redemptions by public shareholders.

•	Considering the varying outcomes under different scenarios, please expand the pro forma financial statements to give effect to the business Combination and related transactions under the range of possible scenarios for all periods presented. Refer to Rule 11-02 (a)(10).

Response: The Company acknowledges the Staff’s comment and has revised pro forma financial statements on pages 177 through 179 of the Amendment No. 1 to include both the impact of the 50% redemption scenario and the no redemption scenario. With respect to the presentation of a 100% redemptions scenario, the Company respectfully directs the Staff to the Company’s response to Comment 4 above. The Company has revised Note 4 – Impacts of Alternative Redemption Scenarios on page 179 of Amendment No. 1 to explain that in the case the redemptions are higher than 50%, MAC would not be able to fund the consideration for the transaction. The 100% redemption scenario has not been presented in the pro forma financial statements given it is not a viable outcome, as the transaction would not close if 100% redemptions occurred.

March 24, 2023

Note 5 Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 172

18.	We note the adjustment (l) to reflect incremental depreciation expense of $14 million and $28 million for the six months ended June 30, 2022 and year ended December 31, 2021 respectively. Please disclose the changes in depreciation methodology, useful life etc., and expand your disclosures to provide computation for these pro forma adjustments by asset categories.

Response: The Company acknowledges the Staff’s comment and has revised Amendment No. 1 on 184 through 185. The Company advises the Staff that adjustment (l) is now adjustment (m), and that the note disclosure has been expanded to include the computation of the pro forma adjustments by asset category and the depreciation methodology used in the calculations. The depreciation methodology is unchanged, but, as disclosed in Amendment No. 1, the useful life has changed, affecting the incremental depreciation expense. The Company further advises the Staff that the unaudited pro forma condensed combined financial information in Amendment No. 1 has been updated based on audited financial statements for the year ended December 31, 2022, and therefore the revised disclosure addresses such period.

19.	We note various transaction accounting adjustments in a total amount of $404 million was credited to additional paid in capital as at June 30, 2022. Please revise your footnote to clearly show, in a tabular format, what individual adjustments and amounts were included in the calculation of $404 million by including explanation for each individual amount.

Response: The Company acknowledges the Staff’s comment and has revised Amendment No. 1 on pages 184 and 185 to clarify the description of adjustment (l). In addition, the individual adjustments have been presented in a tabular format.

20.	We refer to autonomous entity adjustment (s) relating to the offtake agreement. We also note you disclose on page 171 that “... the Offtake Agreement represents an executory contract that will have no accounting impact as at the date of the acquisition. Delivery of goods and sales earned under the Offtake Agreement will be recorded in accordance with CMPL’s revenue recognition policies when they occur...” Please address the following issues:

•	Provide us the supporting calculation for the $40.0 million in revenue and $10.9 million in distribution and selling expenses for the six months ended June 30, 2022 and $82.9 million in revenue and $24.2 million in distribution and selling expenses the year ended December 31, 2021. Considering your disclosure that the offtake agreement will have an impact in the future only, demonstrate to us how these adjustments are appropriate.

March 24, 2023

•	We note Registrant (New MAC) was not part of CMPL before the business combination transaction. Tell us how Registrant (New MAC) met the conditions in Rule 11-01(a)(7) of Regulation S-X and how you concluded that these offtake agreement adjustments as autonomous entity adjustments are appropriate and comply with Rule 11-02(a)(6)(ii) of Regulation S-X. Revise your disclosures as appropriate.

Response: The Company acknowledges the Staff’s comment and has revised Amendment No. 1 on pages 186 and 187 to include the requested supporting calculations.

With respect to the adjustment related to the offtake agreement, the Company believes that they are appropriate because, as set forth in Notes 1 of the notes to CMPL's financial statements, the CMPL financial statements currently account for an offtake agreement with the same counterparty that will be the counterparty under the new offtake agreement following the business combination. However, the existing offtake is based on a price participation (given that it is between related parties within the Glencore family), while the new offtake agreement is based on benchmark pricing with market-based treatment and refining charges, which is more customary between unrelated third parties (which the Company and the counterparty will be following the business combination).

The pro forma condensed balance sheet has been prepared to present the effects of the transaction and all related party trade receivables and payables associated with the historical offtake agreement will occur immediately prior to and upon consummation of the Business Combination resulting in an adjustment in accordance with Rule 11-02(a)(6)(i)(A).

The pro forma condensed combined statements of comprehensive income have accordingly been prepared to present the effects of the new offtake agreement as if it had occurred at the beginning of the fiscal year presented in accordance with Rule 11-02(a)(6)(i)(B). Further, the Company believes that New MAC has met the conditions in Rule 11-01(a)(1), so Rule 11-01(a)(7) is not applicable. As such, the autonomous entity adjustments have been removed and the offtake agreement adjustments have been classified as transaction adjustments. Because the calculations of the adjustments related to the offtake agreement would require disclosure of terms of the offtake agreement that have been redacted in the exhibit filed with Amendment No. 1, the Company will supplementally provide those calculations to the Staff.

Business of CMPL, page 217

21.	Please disclose the information required by Item 1304(b)(1)(i) with respect to the property location and property maps.

Response: The Company acknowledges the Staff’s comment and has revised Amendment No. 1 on page 245 to include the required maps.

22.	Please disclose the information required by Item 1304(d) of Regulation S-K with respect to your mineral resources and mineral reserves including price, cut-off grades, and metallurgical recoveries.

Response: The Company acknowledges the Staff’s comment and has revised Amendment No. 1 on pages 233 and 234 to disclose the information required by Item 1304(d) of Regulation S-K.

March 24, 2023

23.	Please disclose the point of reference used when estimating mineral resources and mineral reserves as required by Item 1304(d)(1) of Regulation S-K, such as in situ, mill feed, or saleable project, such that marketable materials may be determined after the application of recovery factors, which should also be disclosed.

Response: The Company acknowledges the Staff’s comment and has revised Amendment No. 1 on pages 233 and 234 to disclose the point of reference used – in situ, dry tonnes on an undiluted basis for resources and in situ, dry tonnes on a diluted basis for reserves.

24.	Please revise to disclose your mineral resources exclusive of mineral reserves as required by Item 1304(d)(2) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised Amendment No. 1 on page 233 to disclose mineral resources exclusive of mineral reserves.

25.	Please disclose all information required by Item 1304(b)(2) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised Amendment No. 1 to disclose all information required by Item 1304(b)(2) of Regulation S-K.

26.	We note your disclosure beginning on page 221 that includes a life-of-mine estimated mining inventory. We note your disclosure that the life-of-mine inventory includes measured, indicated, and inferred resources, and non-classified estimates of material. Estimates of mineral inventories are not defined under Item 1300 of Regulation S-K and therefore are not permitted to be disclosed in your filing. See Item 1302(c) of Regulation S-K regarding the disclosure of exploration targets. Please revise.

Response: The Company acknowledges the Staff’s comment and has revised Amendment No. 1 accordingly to remove the information not permitted to be disclosed.

27.	Please disclose the information required under Item 1305 of Regulation S-K with respect to your internal controls.

Response: The Company acknowledges the Staff’s comment and has revised Amendment No. 1 on pages 234 through 236 to disclose the required information with respect to internal controls.

March 24, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations of CMPL

Results of Operations

Six Months Ended June 30, 2022 compared to the Six Months Ended June 30, 2021 Revenue, page 241

28.	We note discrepancies in the table explaining the changes in revenue for the periods presented. For example, the table indicates that an increase in 6% of Copper revenue was attributed to 11% increase in metal prices and 4% increase in sales volumes rather than 4% decrease in sales volumes. Please resolve these discrepancies.

Response: The Company acknowledges the Staff’s comment and respectfully advises the staff that audited financial statements for the year ended December 31, 2022 are now available. As a result, the Company has revised the table in Amendment No. 1 on page 254 and 255 to reflect revenues for the years ended December 31, 2022 and December 31, 2021.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of CMPL

Capital Expenditures, page 244

29.	We note your disclosure that for the six months ended June 30, 2022, CMPL’s capital expenditures amounted to $41.7 million, with the three largest costs consisting of ventilation and cooling upgrade, heavy truck refurbishment, and capitalized development activities. Please expand your disclosures to quantify your material commitments for capital expenditures as of and subsequent to December 31, 2022. Refer to Item 5.B.3 and Item 5.D. of Form 20-F.

Response: The Company acknowledges the Staff’s comment and has revised Amendment No. 1 on page 259 to quantify the material capital commitments as of and subsequent to December 31, 2022.

Executive Compensation

Compensation of Directors and Executive Officers, page 267

30.	Please update your compensation disclosure to reflect information for the last completed fiscal year ended December 31, 2022. Refer to Item 4 of Form F-1 and Item 6.B of Form 20-F.

Response: The Company acknowledges the Staff’s comment and has revised Amendment No. 1 on page 283 to reflect information for the last completed fiscal year ended December 31, 2022.

March 24, 2023

Annex C - Form of Amended and Restated Memorandum and Articles of Association of New MAC, page C-1

31.	We note that your form of amended and restated articles of association provides that unless you consent in writing to the selection of an alternative forum, the courts of the Island of Jersey will be the sole and exclusive forum for certain actions, including any derivative action or proceeding brought on behalf of the Company. Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly.

Response: The Company acknowledges the Staff’s comment and respectfully advises that the Company has revised Article 40 of its amended and restated memorandum and articles of association set forth as Annex C to Amendment No. 1 to provide that the exclusive forum provision does not apply to any action or suits brought to enforce any liability or duty created by the Securities Act or the Exchange Act.

Exhibit 96.1, page II-3

32.	It appears that the purpose of the technical report summary is to report mineral reserves. Please revise to clearly state whether the purpose of the technical report summary is to report mineral resources, mineral reserves, or exploration results as required by Item 601(b)(96)(iii)(B)(2)(ii) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the technical report summary to clarify that its purpose is to report mineral resources and mineral reserves for the CSA Mine as of December 31, 2022.

33.	We note that your qualified person(s) has included language at the beginning of the technical report under the “Introduction” heading and at the end of the technical report under the “Limitations and Consents” heading that disclaims certain information in the technical report. For example your qualified person states that any forecast and projections cannot be assured and states they do not accept any liability to any individual, organization or company and takes no responsibility for any loss or damage arising from the use of the report, or information, data, or assumptions contained therein. In order to comply with Item 1302(a)(1) of Regulation S-K disclosure of exploration results, mineral resources, and mineral reserves must be based on and accurately reflect information and supporting documentation prepared by a qualified person. Information should be reviewed and accepted by the qualified person and disclaimers are not permitted notwithstanding the specific exceptions in which a qualified person may rely. Please revise.

Response: The Company acknowledges the Staff’s comment and has revised the technical report summary to remove the disclaimers so that the technical report complies with Item 1302(a)(1) of Regulation S-K.

March 24, 2023

34.	We note your disclosure that the CSA mine currently has an estimated mine life of 15 years, however we also note that the mineral reserve estimate supports a mine life substantially less than 15 years. In order to comply with the definitions under Item 1300 of Regulation S-K, and to meet the reporting requirements under Item 1302 of Regulation S-K, a feasibility study should solely focus on mineral reserves, including the mine life. A separate technical report summary identified as an initial assessment may be filed in support of a life of mine plan that supports mineral resources, however the study should not include other mineralized estimates that are not defined as a mineral resources or mineral reserves.

Response: The Company acknowledges the Staff’s comment and has revised the technical report summary to separately report mineral resources and mineral reserves in compliance with the definitions under Item 1300 of Regulation S-K and has removed other mineralized estimates that are not defined as mineral resources or mineral reserves.

35.	Please revise your technical report summary to remove mining inventories. Only mineral reserves, mineral resources, and exploration targets are defined under Item 1300 of Regulation S-K and other estimates, such as inventories, should be removed.

Response: The Company acknowledges the Staff’s comment and has revised the technical report summary to remove mining inventories.

36.	We note the disclosure on page 3 that the report does not constitute a legal or technical audit. It appears this language is contrary to the definition of a feasibility study or preliminary feasibility study as defined under Item 1300 of Regulation S-K. Please advise.

Response: The Company acknowledges the Staff’s comment and has revised the technical report summary to remove the non-complying language and to clarify that the technical report summary is as required for a feasibility study as defined under Item 1300 of Regulation S-K.

March 24, 2023

37.	We note your disclosure on page 13 and 68 with respect to the cost estimate accuracy and the contingency levels. It is unclear if the cost accuracy and contingency levels meet the requirements listed in Table 1 of Item 1302 of Regulation S-K. Please revise your technical report to clearly state the accuracy level of the capital and operating cost estimates as required by Item 601(b)(96)(iii)(B)(18)(i) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the technical report summary to clarify both the accuracy and contingency levels included in the capital and operating cost estimates as required by Item 601(b)(96)(iii)(B)(18)(i) of Regulation S-K.

38.	We note the disclosure on page 13 that the qualified person considers the forecast reduction in total direct site operating cost to be optimistic. Based on this disclosure it is unclear if the qualified person agrees with the information reviewed and the conclusion reached. Please advise and revise the technical report to clarify.

Response: The Company acknowledges the Staff’s comment and has revised the technical report summary with cost information based on recently received actual costs and updated mine plans for 2022 and has clarified that the qualified person agrees with the disclosed cost information.

39.	Please revise to include at least one stratigraphic column as required by Item 601(b)(96)(iii)(B)(6)(iii) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the technical report summary to include a stratigraphic column as required by Item 601(b)(96)(iii)(B)(6)(iii) of Regulation S-K.

40.	Please revise to include a summary of exploration work as required by Item 601(b)(96)(iii)(B)(7) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the technical report summary to include a summary of exploration work as required by Item 601(b)(96)(iii)(B)(7) of Regulation S-K.

41.	We note that your Figure 8 on page 29 includes exploration potential. Please revise to ensure all disclosure of exploration potential complies with the requirements found under Item 1302(c) and is identified as an exploration target.

Response: The Company acknowledges the Staff’s comment and has revised the technical report summary to remove the exploration potential.

March 24, 2023

42.	We note that you do not include the definitions found under Item 1300 of Regulation S-K with your mineral resources and mineral reserves, and statements throughout the technical report with respect to JORC compliance. Please revise your technical report summary to ensure Item 1300 definitions are used throughout your technical report summary and to include disclosure, if true, that certain items of the technical report summary were prepared under these definitions.

Response: The Company acknowledges the Staff’s comment and has revised the technical report summary to remove the references to JORC, to clarify that Item 1300 definitions are used throughout the technical report summary and to include disclosure that certain items of the technical report summary were prepared under those definitions.

43.	Please revise to include all information required under Item 601(b)(96)(iii)(B)(11) with respect to your mineral resources including, but not limited to:

•	the selected point of reference in which the estimates were calculated,

•	the cut-off grade(s) and metallurgical recovery,

•	the mineral resources reported exclusive of mineral reserves,

•	a description of the cut-off grade calculation including commodity pricing and unit-costs,

•	a description of the slope regression statistic(s) used in the resource classification, and

•	a description of the uncertainty with respect to the resource estimates.

Response: The Company acknowledges the Staff’s comment and has revised the technical report summary to include all of the information required under Item 601(b)(96)(iii)(B)(11) with respect to the mineral resources.

44.	Please revise to include all information required under Item 601(b)(96)(iii)(B)(12) with respect to your mineral reserves including, but not limited to:

•	the selected point of reference in which the estimates are calculated,

•	a description of all assumptions, parameters, and methods used to estimate mineral reserves, including cut-off grade(s), dilution, losses, and metallurgical recovery,

•	a description of the cut-off grade calculation including commodity pricing and unit-costs, and

•	a description of how the mineral reserve estimates could be materially affected by risk factors associated with or changes to any aspect of the modifying factors.

Response: The Company acknowledges the Staff’s comment and has revised the technical report summary to include all of the information required under Item 601(b)(96)(iii)(B)(12) with respect to the mineral reserves.

March 24, 2023

45.	We note the disclosure on page 49 that the qualified person “has reviewed the available geotechnical data, but the most recent specialist geotechnical consultant report date from 2017.” Based on this disclosure it is unclear if the qualified person agrees with the information reviewed and the conclusion reached. Please advise and revise the technical report to clarify.

Response: The Company acknowledges the Staff’s comment and has revised the technical report summary to clarify that the qualified person agrees with the information reviewed and the conclusion reached.

46.	Please revise to include at least one map of the final mine outline as required by Item 601(b)(96)(iii)(B)(13)(v) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the technical report summary to include an image of the map of the final mine outline as required by Item 601(b)(96)(iii)(B)(13)(v) of Regulation S-K.

47.	We note the disclosure on pages 71 and 72 that the qualified person considers achieving forecasts to be challenging based on increasing depths, ventilation requirements, and increased development requirements. Based on this disclosure it is unclear if the qualified person agrees with the information reviewed and the conclusion reached. Please advise and revise the technical report to clarify.

Response: The Company acknowledges the Staff’s comment and has revised the technical report summary to focus on mineral reserves and to clarify that the qualified person agrees with the information reviewed and the conclusion reached.

48.	We are unable to locate an economic analysis in your technical report summary including an annual cash flow analysis. Please revise to include the information required under Item 601(b)(96)(iii)(B)(19) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the technical report summary to include an economic analysis (including a sensitivity analysis) as required under Item 601(b)(96)(iii)(B)(19) of Regulation S-K.

March 24, 2023

49.	Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

Response: The Company acknowledges the Staff’s comment and has revised Amendment No. 1 on page 261 to include the requested comparative share information. The Company respectfully directs the Staff to the Company’s response to Comment 4 above with respect to the Company’s belief that it is not necessary for investors to present a 100% redemptions scenario.

50.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: The Company acknowledges the Staff’s comment and advises the Staff that:

•	the Company’s sponsor, Green Mountain Metals, LLC, is controlled by non-U.S. persons (including the Company’s Chief Executive Officer, Mr. McMullen and other non-U.S. members of the Company’s management team and board of directors); and

•	CMPL, the target in the business combination, is also controlled by non-U.S. persons, including its ultimate parent, Glencore plc.

However, the Company respectfully submits that the control elements attributable to non-U.S. persons does not impact the Company’s ability to complete its initial business combination. Specifically, the Company is acquiring in its initial business combination a non-U.S. asset in a non-U.S. company controlled by non-U.S. persons. Accordingly, the transaction is not subject to review by a U.S. government entity, including CFIUS. As disclosed on page 127 of Amendment No. 1, the Company and CMPL “are not aware of any additional regulatory approvals in either the United States or Australia required for the consummation of the Business Combination other than Australian foreign investment approval required to effectuate the transactions contemplated by the Share Sale Agreement”, and the Company further notes that such approval has already been obtained.

March 24, 2023

In addition, the Company respectfully directs the Staff to the risk factor under the heading “If MAC is unable to complete the Business Combination or any other business combination by August 2, 2023 (or such later date as MAC’s shareholders may approve), MAC will cease all operations except for the purpose of winding up, liquidating and dissolving. In such event, third parties may bring claims against MAC and, as a result, the proceeds held in the Trust Account could be reduced and the per share liquidation price received by shareholders could be less than $10.00 per share and MAC’s warrants will expire worthless.” on page 83 of Amendment No. 1, which discloses the consequences to the Company’s investors of a liquidation.

As a result, the Company respectfully requests the Staff’s concurrence that no additional disclosure should be required in this regard.

*   *   *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact the undersigned at (713) 860-7352 (willburns@paulhastings.com) of this firm with any questions or comments regarding this correspondence.

Sincerely,

/s/ R. William Burns
R. William Burns of PAUL HASTINGS LLP

Enclosures

cc:	(via e-mail)
Michael James McMullen, Chief Executive Officer, Metals Acquisition Limited